111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 29, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on December 4, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 21, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – January and FT Cboe Vest U.S. Equity Deep Buffer ETF – January (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff reiterates the comments provided by telephone on November 23, 2020, regarding the registration statement filed with the Staff relating to the FT Cboe Vest U.S. Equity Buffer ETF – December, with respect to the Funds.

Response to Comment 1

Please see the Trust’s correspondence filed on December 23, 2020 relating to the Funds and the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December and FT Cboe Vest International Equity Buffer ETF – December (the “December 23 Correspondence”). Corresponding changes to the responses outlined in the December 23 Correspondence appear in the Trust’s registration statements filed on Form N-1A on December 23, 2020 relating to the FT Cboe Vest U.S. Equity Buffer ETF – March, FT Cboe Vest U.S. Equity Deep Buffer ETF – March, FT Cboe Vest Growth-100 Buffer ETF – March and FT Cboe Vest International Equity Buffer ETF – March.

Please note that Fund management recognizes that the Staff has given further consideration to the general landscape of defined outcome registration statement disclosure and, accordingly, has suggested certain modifications outlined in the December 23 Correspondence. Due to to time constraints, certain of these modifications have not been addressed in the Funds’ Registration Statements but will be reflected in future defined outcome registration statement filings. Once such disclosure modifications have been finalized, Fund management intends to make corresponding changes to all existing and future defined outcome registration statements in due course.

Comment 2 – Principal Investment Strategies

In the third paragraph under the section entitled “General Information on the FLEX Options,” the Staff notes that the disclosure below was deleted. Please supplementally explain whether the removal of this disclosure indicates a change to how the Fund’s FLEX Option strategy will be implemented.

Each of the FLEX Options purchased and sold throughout the Target Outcome Period will have the same terms, such as strike price and expiration date, as the FLEX Options purchased and sold on the first day of the Target Outcome Period. On the Flex Options expiration date, the Fund intends to sell the Flex Options prior to their expiration and use the resulting proceeds to purchase new Flex Options for the next Target Outcome Period.

Response to Comment 2

The prospectus has been revised to include the referenced disclosure.

Comment 3 – Principal Risks

With respect to the disclosure set forth below under “FLEX Options Risk,” please explain how this risk affects (1) investors who hold shares for an entire Outcome Period and (2) investors who hold shares for less than an entire Outcome Period. If the risk is more prevalent for investors who hold shares for less than an entire Outcome Period, please disclose the same.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.

Response to Comment 3

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 4 – How to Buy and Sell Shares

Please consider whether the reference to foreign investments under the section entitled “How to Buy and Sell Shares” is appropriate given the nature of the Fund’s investments.

Response to Comment 4

In response to the staff’s comment, the referenced disclosure has been deleted.

Comment 5 – General

Please file the Sub-Advisor’s code of ethics.

Response to Comment 5

The Sub-Advisors code of ethics will be incorporated by reference to the Trust’s 485B filing on September 1, 2020.

********

Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess